**WOODSIDE**

RECEIVED
2004 APR 19 A 11:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

31 March 2004

04024422

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

**RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280**

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Investing in Australian Energy Supply, lodged with the Australian Stock Exchange on 29 March 2004;
- Keynote Address – Investing in Australian Energy Supply, lodged with the Australian Stock Exchange on 30 March 2004;
- Woodside to sell 40% interest in WA-271-P and Enfield Production Licence WA-28-L, lodged with the Australian Stock Exchange on 31 March 2004;
- Form 604 Notice of change of interests of substantial holder (Geodynamics Limited), lodged with the Australian Stock Exchange on 31 March 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
APR 20 2004
THOMSON FINANCIAL

**Rebecca Sims**
**Compliance Officer**

4/19



1954 2004
*Commitment to Growth*

# ASX ANNOUNCEMENT
**(ASX: WPL)**

**MONDAY, 29 MARCH 2004**
**2.30PM (WST)**

RECEIVED
2004 APR 19 A
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

WOODSIDE
*Commitment to Growth*

**MEDIA**
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

**INVESTORS**
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

## INVESTING IN AUSTRALIAN ENERGY SUPPLY
## - A COMPANY PERSPECTIVE -

Woodside's Acting Chief Executive Officer, Keith Spence today delivered a key note address at the Australian Petroleum Production and Exploration Association (APPEA) annual conference, held in Canberra. A copy of the address is available on Woodside's website (www.woodside.com.au) at the 'Investor Information Centre' under Presentations / Speeches / Publications.

RECEIVED
2004 A 11:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**AUSTRALIAN PETROLEUM PRODUCTION AND EXPLORATION ASSOCIATION**

**ANNUAL CONFERENCE, CANBERRA**

**MONDAY, 29 MARCH 2004**

**KEYNOTE ADDRESS**

# INVESTING IN AUSTRALIAN ENERGY SUPPLY
# – A COMPANY PERSPECTIVE –

**KEITH SPENCE**

**ACTING CHIEF EXECUTIVE OFFICER, WOODSIDE ENERGY LTD.**

Fifty years ago, a Melbourne accountant, Rees Withers, and his stockbroking partner, Geoff Donaldson, dreamt the quintessential Australian dream.

On the back of the Rough Range discovery, they formed Woodside (Lakes Entrance) Oil NL.

Within 10 years, they had begun exploring an area bigger than Victoria off the North West Shelf.

Within 20 years, their company had found one of the world's great gas fields.

Within 30 years, it was constructing what would become the country's biggest resource project.

Within 40 years, Australia was exporting LNG to the world.

Today, only Geoff Donaldson survives that dreaming duo, having pioneered an Australian top 20 company.

Unfortunately, though, Australia's promise for oil today is as meagre as it must have seemed when our good friends, Chevron and their WAPET co-venturers, drilled 94 dry holes on the trot after the Rough Range discovery before they finally proved up Barrow Island.

While we've had wonderful success in Bass Strait, the Cooper Basin, the North West Shelf and the Timor Sea, we have all found the Australian oil patch difficult and, indeed, we do not see it getting easier.

For Woodside, we will continue to explore for oil in Australia, particularly off Exmouth and Karratha in Western Australia.

In the Carnarvon Basin, we see tremendous promise around our Vincent, Enfield, Laverda, Stybarrow and Skiddaw discoveries.

On the North West Shelf, we have just completed one of Australia's largest three-dimensional seismic surveys and are looking at a suite of in-fill drilling opportunities around our Legendre and Cossack Pioneer oil facilities.

Elsewhere, we applaud recent Perth Basin successes, particularly Cliff Head; the frenetic activity of junior explorers in the Cooper Basin; and the renewed enthusiasm for Bass Strait where major seismic survey work has just been completed.

Despite these bright spots, we cannot ignore Australia's relatively short history of oil exploration which tells us we have not found an oil field of more than 350 million barrels since Bass Strait in the early 1960s.

And today, the average size of new fields is less than 50 million barrels.

As a result, the industry generally agrees that Australia's oil and condensate production at the end of this decade is likely to be half of what it is today.

This, as we know, has significant implications for our balance of payments, for government revenues, for Australia's energy security, and for industries other than ours that rely on our investment.

At Woodside, we see the future of oil in Australia in the deep water, the new frontier where water depths are 500 metres or more.

And with this frontier comes higher cost and greater risk.

For example, typical day rates for deep-water drilling rigs in Australia are more than double those for rigs operating in shallow water, or in depths up to 500 metres.

In our experience, deep-water wells in Australia can be six times more expensive than wells in shallow water.

And, when we do find oil in deep water, fields must be more than 100 million barrels, or double the commercial threshold for fields in water depths of less than 500 metres.

Further, we estimate that production facilities in deep water – such as tension leg platforms and floaters – will cost twice as much as conventional facilities in shallow water.

These examples illustrate why fiscal regimes must be continuously adjusted to encourage companies to explore.

Fortunately, the pioneers of Woodside, and the pioneers of many of APPEA's member companies, including Santos and Apache which this year, too, celebrate their 50th birthdays, have spawned an abundant asset base that leaves Australia blessed with gas reserves in several basins across the country.

Today, Australia has about 150 trillion cubic feet of gas, or more than 150,000 **petajoules,** predominantly in north-western Australia.

At our current rates of production, we could meet demand for another 150 years.

Indeed, gas presents a huge opportunity for Australia on several fronts.

With the right policy settings, we could within a decade have a demonstrable impact on our balance of payments to offset Australia's declining oil production.

With the right policy settings, we could within a decade facilitate investment of more than A$30 billion in gas projects such as the North West Shelf, Sunrise, Gorgon and Browse.

Notably, the common element in these projects is LNG where large-scale, long-term exports are required to underpin investment.

And, lest we think we might be selling the farm by contemplating such export development, it is healthy to note that gas prices for industrial customers in Western Australia have fallen to be the lowest in the country on the back of that state's LNG growth.

Along with LNG growth, Australia's gas industry has changed significantly over the past decade or so.

New fields have been developed through long-term contracts with customers and companies having made substantial investments in pipelines.

We are developing more remote gas fields like Thylacine and Geographe in Tasmania and Victoria and Blacktip in the Northern Territory.

But the major challenge for Australia has been, and will continue to be, developing markets for our gas.

Contrast the picture for oil and for gas ...

New oil discoveries enjoy the opportunity to sell into a deep, international market.

Australian gas does not have that luxury. We have to build our gas markets.

Unlike oil, Australian gas does not have a spot market.

Unlike oil, Australian gas needs long-term sales contracts to underpin platforms and pipelines.

Unlike oil, Australian gas does not have a transport infrastructure to readily link suppliers and customers.

Distance to market matters more for gas than it does for oil.

Gas in Australia is a long game.

It is based on a long-term, strategic view of markets and – because we lack a domestic gas market of sufficient depth – it will continue to be based on LNG, at least for the country's north-west where we have most of our gas reserves.

As we have seen with the North West Shelf, and we will see with Sunrise, Bayu-Undan, Browse and Gorgon, LNG contracts underpin the huge investment in facilities that allow us to seriously consider bringing remote gas into Australia's domestic market.

If we allow ourselves to dream a little, we can imagine what Australia's gas picture might look like in 20 years if we can get the settings right.

To help, let me turn to a picture of contrast between Australia and the United States, the world's biggest energy market.

In the US, a trillion cubic feet of gas can have a value of up to 10 times that of a similar volume in Australia and American suppliers have no lack of certainty in selling it.

In the offshore Gulf of Mexico, it is common for gas fields as small as five to 10 billion cubic feet to be developed.

In Australia, it is exceptional for us to develop an offshore gas field of less than 200 billion cubic feet.

In the offshore Gulf of Mexico, the lead time from discovery to delivery of gas can be six months or even less.

In Australia, the best we are likely to do offshore is four or five years.

In the United States, the interconnected gas pipeline network would stretch from the earth to the moon 7.5 times, or nearly three million kilometres.

In Australia, it totals less than 100,000 kilometres. And, it is un-connected.

In the United States, producers can sell gas through Henry Hub spot markets just as they might sell oil on the New York Stock Exchange.

In Australia, nearly all of our gas is sold on term contract, each individually negotiated.

Each year, the US consumes almost the equivalent of an entire North West Shelf.

For every Australian, the US has about 15 Americans . . .

In short, comparisons between the two countries could not be more striking, and I use these comparisons not to lament the good fortune of the United States but to illustrate what can happen when people can see the long term, and get the settings right.

At Woodside, we have a dream about what could be in the long term.

In essence, we see a country connected, where our vast gas reserves on one side of the country are linked to our major population centres on the other.

Over the next 20 years, we see strong gas growth in Queensland and Western Australia, consistent with the concentration of energy-intensive minerals and resource industries in those states.

During this period, we expect gas use in mining, manufacturing and electricity to increase more strongly than in the commercial and household sectors.

In sum, we think it likely that demand will outstrip supply in Australia's eastern states by 2015 unless gas is brought from Australia's north or north-west.

With studies suggesting that sales of more than 200 petajoules a year would be needed to underwrite gas projects for the eastern states, Woodside envisages a transcontinental pipeline from the Browse gas fields near Broome to Moomba that can be delivering gas to the eastern states within 10 years.

The 'enabler' for this vision is, of course, LNG.

In our view, the formation of LNG production 'hubs' will be needed to facilitate further major gas field development in Australia, given our dispersed population and sparse distribution infrastructure.

These 'hubs' delineate economic catchment areas, where the tie-back of new reserves to existing infrastructure makes more economic sense than the development of dedicated, expensive greenfields infrastructure.

Our idea of hubs recognises the benefits we can all leverage by collaborating at the production end and by choosing not to compete on infrastructure.

At the same time, our idea accepts and promotes fierce competition in the market.

Our idea acknowledges the key role that LNG development will have in building a long-term, lower-cost domestic gas supply.

Our 'hub' philosophy promotes the development of localised industrial complexes, such as those proposed on the Burrup Peninsula, by aggregating incremental reserves at lower cost.

For more than 30 years, Australia has been served by three major existing hubs – Bass Strait-Gippsland, Cooper-Eromanga and the North West Shelf.

Today, Woodside sees the development of north-western Australia's huge gas reserves around three major new hubs.

The first is the Greater North West Shelf, where we are confident that the proponents of gas projects in this region will capture significant savings through building on the success of the North West Shelf Project and its already extensive infrastructure.

As an Australian company, Woodside believes that focusing development on the Burrup Peninsula will avoid duplicating expensive infrastructure elsewhere, thus eroding the value of the investment made by successive State and Commonwealth governments in the remote Burrup facilities.

The second hub is Darwin, where Australia's newest gas development is under way with construction of the Bayu-Undan LNG plant.

The Bayu-Undan and Sunrise developments have plans to commercialise about 11,000 petajoules (or more than 10 trillion cubic feet) of gas predominantly for the LNG export market.

In two years, the Bayu-Undan partners expect to begin exporting more than three million tonnes of LNG a year to Japan from an onshore LNG plant near Darwin.

At Sunrise, Woodside – as the largest partner and operator – is investigating offshore proposals and onshore development concepts for Timor-Leste and the Northern Territory.

To complement Darwin LNG developments, we expect to be producing gas from Blacktip within three years for sale into the Northern Territory domestic market.

And with Blacktip and Sunrise come the opportunity for other fields, such as Petrel and Tern and Evan Shoal, which have lain dormant for years, to enter the market.

The third hub is Browse where estimates suggest 30 trillion cubic feet of gas await development.

With more than 20,000 petajoules (or 20 trillion cubic feet) alone in the Woodside-operated Scott Reef, Brecknock and Brecknock South fields in the Browse Basin, this region could support LNG exports of 10 million tonnes a year, and domestic gas sales of 200 petajoules a year, for more than 30 years.

The Browse development, which is 850km from both the North West Shelf and Darwin, cannot economically access either hub so must form its own, new standalone gas hub, a prospect we see likely within the next decade.

**When we look to LNG, Australia – and by dint of history and circumstance, Woodside –** is superbly positioned on the doorstep of the major gas-consuming markets of eastern Asia.

In 2003, these markets imported more than two thirds of the world's LNG.

While we in Australia may have a competitive edge over Middle East producers when it comes to Asian markets, we face formidable forces in Indonesia, Brunei, Malaysia, and now Russia.

Additionally, the Middle East producers, some of which have gas fields measured in hundreds of trillion cubic feet, are also competing for Asian markets.

Thus, we also look to China and the US where we may have either transport, cost, technical or political advantage.

But there, too, competition is fierce.

On the North American west coast, 10 proposals for LNG receiving terminals are being studied and we think two or three are likely to get off the ground in the next year or so.

Already, Indonesia is expected to supply three million tonnes of Tangguh LNG each year to the North American west coast.

As we gather here in Canberra over the next few days, it may be useful to contemplate what the future holds and the challenges we face in oil and gas in Australia.

In doing so, we should consider the contribution of Australia's policy makers and politicians who, regardless of political persuasions, have acted consistently in the best interests of this industry over the past half century or more.

We thank you for that support and commitment.

At Woodside, we look to the challenges with recognition that Australia remains our heartland and projects like the North West Shelf our heartbeat.

Even with our excitement for a growing African business and a considered approach to the US as we strive to meet our shareholders' aspirations for top quartile returns, our projections show that three quarters of our business will still be Australian in 2020.

In this auspicious year for at least three pioneering companies here today, the challenges we all face require a few more of us – geologists, engineers, marketers, executives, customers, public officials, elected representatives – to dream again about what might be in the next 50 years.

Just like Rees Withers and Geoff Donaldson.

Thank you.

Sources:

The American Petroleum Institute and the Association of Oil Pipe Lines
Australian Gas Association
ChevronTexaco
Energy Intelligence Agency, US
Woodside

WEDNESDAY, 31 MARCH 2004
11:45AM (WST)

*Commitment to Growth*

WOODSIDE

**MEDIA**
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

**INVESTORS**
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

## WOODSIDE TO SELL 40% INTEREST IN WA-271-P AND ENFIELD PRODUCTION LICENCE WA-28-L

Woodside has agreed to sell 40% of its WA-271-P exploration permit and associated Enfield production licence WA-28-L in Western Australia to Mitsui for US$464.5 million. The effective date of the transaction is 1 January 2004.

Under sale and joint operating agreements negotiated with Mitsui E&P Australia Pty Ltd, a wholly owned subsidiary of Mitsui & Co., Ltd. Mitsui will become a full joint venture participant in WA-271-P and the Enfield production licence WA-28-L. In addition, Mitsui will participate in future exploration and production in the permit.

The sale is expected to close by the end of April 2004 after the conditions of Australian Government approval have been obtained.

Woodside's acting Chief Executive Officer, Keith Spence, said the sale fulfilled a key step in Woodside's growth strategy for the Greater Enfield Area.

Woodside has held a 100% interest in WA-271-P since it was awarded in 1997. The permit contains the Vincent, Enfield and Laverda discoveries.

"Our recent announcement to develop the Enfield oil project, and favourable market conditions, enable Woodside to realise immediate value from the sale while still maintaining significant exposure to the long-term growth potential of the Greater Enfield Area," he said.

Mr Spence said Woodside was delighted to welcome Mitsui as a joint venturer, particularly as Mitsui brought particular experience in the Japanese oil market where most of the Enfield crude would be sold.

"Mitsui, one of Japan's largest conglomerates, has an extensive energy group involved in international oil and gas exploration and production, marketing, oil refining and LNG operations," Mr Spence said.

"Woodside has a long-established relationship with Mitsui through its involvement in the Woodside-operated North West Shelf Venture and this transaction allows us to extend that relationship."

Mitsui has an established presence in Australia through the Wandoo, Cliff Head, Yolla and Casino projects.

Mr Spence said proceeds from the sale would be dedicated to Woodside's extensive suite of development projects for which the Company expected to commit about A$4 billion over the next three-to-five years.

He said Woodside maintained its objective of producing about 100 million barrels of oil equivalent by 2007 through the addition of projects such as the Neptune discovery in the Gulf of Mexico and, beyond 2007, the Tiof oil discovery in Mauritania and other discoveries in the Greater Enfield Area.

## Attachment: Location Map



Location Map
113°E
114°E
115°E
21°S
22°S
WA-255-P (1)
W 02-15
WA-255-P (2)
WA-271-P
WA-322-P
WA-10-L
WA-320-P
WA-215-P
TP/18
TP/7 (4)
WA-329-P
TP/3 (1)
TL/2
WA-155-P (2)
Vincent
Enfield
Stybarrow
Laverda
WA-155-P (1)
WA-264-P
WA-155-P (1)
TR/3
TP/6
TP/3 (2)
TL/4
WA-12-R
TP/9
EP342 (1)
EP 110
Onslow
EP342 (2)
EP 342 (3)
EP 359 (1)
EP 325
Exmouth
0
50
Kilometres
EP 359 (2)



Woodside Petroleum Ltd., GPO Box D188, Perth, Western Australia 6000. Tel: +61 8 9348 4000
www.woodside.com.au A.B.N. 63 005 482 986

# Form 604

**Corporations Act 2001**
**Section 671B**

## Notice of change of interests of substantial holder

To Company Name/Scheme — **GEODYNAMICS LIMITED**

ACN — **095 006 090**

**1. Details of substantial holder (1)**

Name — **WOODSIDE PETROLEUM LTD. and each of its associates as set out in the Schedule to this Notice (such associates are together known as the "Group Companies")**

ACN/ARSN (if applicable) — **004 898 962**

There was a change in the interests of the substantial holder on — 29 / 03 / 04
The previous notice was given to the company on — 02 / 12 / 03
The previous notice was dated — 02 / 12 / 03

**2. Previous and present voting power**

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

| Class of securities (4) | Previous notice | | Present notice | |
|---|---|---|---|---|
| | Person's votes | Voting power (5) | Person's votes | Voting power (5) |
| Fully Paid Ordinary Shares | 10,443,392 | 18.28% | 10,443,392 | 15.38% |

**3. Changes in relevant interests**

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

| Date of change | Person whose relevant interest changed | Nature of change (6) | Consideration given in relation to change (7) | Class and number of securities affected | Person's votes affected |
|---|---|---|---|---|---|
| 22/01/04 | Woodside Petroleum Ltd. and Group Companies | Dilution resulting from issuance of 3,000,000 shares by Geodynamics Limited as approved by shareholders | Nil | 10,443,392 fully paid ordinary shares | 10,443,392 |
| 29/03/04 | Woodside Petroleum Ltd. and Group Companies | Dilution resulting from allotment of 7,777,778 shares by Geodynamics Limited by way of placement conducted under s.708 | Nil | 10,443,392 fully paid ordinary shares | 10,443,392 |

**4. Present relevant interests**

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

| Holder of relevant interest | Registered holder of securities | Person entitled to be registered as holder (8) | Nature of relevant interest (6) | Class and number of securities | Person's votes |
|---|---|---|---|---|---|
| Woodside Petroleum Ltd. and Group Companies | Metasource Pty. Ltd. | Metasource Pty. Ltd. | Metasource Pty. Ltd. by reason of s.608(1) of the Corporations Act as holder of the securities. Woodside Petroleum Ltd. and Group Companies by reason of either s.608(3)(a) and s.610(1) or s.608(3)(b) and s.608(4) of the Corporations Act. | 10,443,392 fully paid ordinary shares | 10,443,392 |

**5. Changes in association**

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

| Name and ACN/ARSN (if applicable) | | Nature of association |
|---|---|---|
| Companies deregistered, dissolved or wound up: | | |
| Woodside Petroleum Development Pty. Ltd. | ACN 006 325 631 | No longer related bodies corporate - Section 9 Corporations Act |
| Mid-Eastern Oil Ltd. | ACN 004 528 210 | |
| Woodside Offshore Petroleum Pty. Ltd. | ACN 006 339 037 | |
| Woodside Financial Services Pty. Ltd. | ACN 006 339 037 | |
| Woodside Petroleum (Timor Sea 3) Pty. Ltd. | ACN 054 069 653 | |
| Woodside Petroleum (Timor Sea 4) Pty. Ltd. | ACN 054 069 644 | |
| Woodside Development Asia Pty. Ltd. | ACN 080 175 631 | |
| Companies acquired or incorporated: | | |
| WEL Mauritania BV | N/A | Related bodies corporate – Section 9 Corporations Act |
| Woodside Energy Liaison company (Korea) Pty. Ltd. | ACN 107 829 194 | |

**6. Addresses**

The addresses of persons named in this form are as follows:

| Name | Address |
|---|---|
| Woodside Petroleum Ltd. | 240 St. Georges Terrace, Perth, Western Australia, 6000 |
| Metasource Pty. Ltd. | 240 St. Georges Terrace, Perth, Western Australia, 6000 |
| Other Group Companies | 240 St. Georges Terrace, Perth, Western Australia, 6000 |

## Signature

print name KAREN LANGE Secretary

**sign here** March 2004

**DIRECTIONS**

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

**WOODSIDE GROUP COMPANIES**

| Company Name | ACN |
|---|---|
| Woodside Petroleum Ltd. | 004 898 962 |
| **100% OWNED SUBSIDIARIES** | |
| Woodside Energy Ltd. | 005 482 986 |
| Woodside Finance Limited | 007 285 314 |
| Woodside LNG Pty. Ltd. | 008 868 568 |
| Woodside Petroleum (W.A. Oil) Pty. Ltd. | 050 135 192 |
| Woodside Petroleum (Northern Operations) Pty. Ltd. | 055 079 822 |
| Mermaid Sound Port & Marine Services Pty. Ltd. | 008 945 104 |
| Woodside Petroleum Holdings Pty. Ltd. | 058 272 781 |
| Woodside Executive Superannuation Fund Pty. Ltd. | 006 895 325 |
| Woodside Group Staff Superannuation Pty. Ltd. | 005 237 285 |
| Woodside Petroleum (Timor Sea 1) Pty. Ltd. | 066 086 075 |
| Woodside Petroleum (Timor Sea 19) Pty. Ltd. | 076 371 634 |
| Woodside Petroleum (Timor Sea 20) Pty. Ltd. | 076 371 670 |
| Woodside Petroleum (PNG) Pty. Ltd. | 067 360 105 |
| Glyde Point Pty. Ltd. | 077 838 101 |
| Woodside South East Asia Pty. Ltd. | 081 373 757 |
| Woodside Mauritania Pty. Ltd. | 083 070 937 |
| Woodside Holdings Pty. Ltd. | 086 818 911 |
| Woodside Petroleum (Timor Sea 7) Pty. Ltd. | 089 147 464 |
| Woodside Energy (Senegal) Pty. Ltd. | 093 023 119 |
| Woodside Eastern Energy Pty. Ltd. | 005 694 593 |
| Woodside Technical Services Pty. Ltd. | 090 004 729 |
| Woodside Energy Holdings Pty. Ltd. | 090 682 803 |
| Woodside Energy (USA) Inc. | N/A |
| Woodside Energy Holdings (USA) Inc. | N/A |
| Woodside Petroleum (NEDSP) Pty. Ltd. | 092 813 208 |
| Woodside SSW Solutions Pty. Ltd. | 093 277 411 |
| Woodside Guangdong Shipping (Two) Pty. Ltd. | 094 294 676 |
| Woodside Guangdong Shipping (One) Pty. Ltd. | 094 336 124 |
| Metasource Pty. Ltd. | 094 813 715 |
| Woodside West Kimberley Energy Pty. Ltd. | 095 092 121 |
| Woodside Energy (Algeria) Pty. Ltd. | 095 259 993 |
| Woodside Energy (Sahara) Inc. | N/A |
| Woodside Energy Holdings (UK) Pty. Ltd. | 096 905 574 |
| Woodside Energy (UK) Limited | N/A |
| Woodside Energy (Kenya) Pty. Ltd. | 097 225 584 |
| Woodside Mauritania Investments Pty. Ltd. | 097 350 644 |
| Woodside Quest Energy Pty. Ltd. | 098 480 338 |
| Woodside Energy (N.A.) Ltd. | N/A |
| Woodside Insurance Inc. | N/A |
| Woodside Energy Iberia S.A. | N/A |
| Woodside Energy (Carbon Capture) Pty. Ltd. | 105 069 163 |
| Woodside Energy (SL) Pty. Ltd. | 106 377 548 |
| WEL Mauritania BV | N/A |
| Woodside Energy Liaison Company (Korea) Pty. Ltd. | 107 829 194 |